Filed Pursuant to Rule 433

Registration Statement No. 333-196918

January 13, 2015

CHS INC.

Class B Cumulative Redeemable Preferred Stock, Series 4
(Liquidation Preference Equivalent to $25.00 Per Share)

January 13, 2015

FINAL PRICING TERM SHEET

Issuer:	CHS Inc.

Title:	Class B Cumulative Redeemable Preferred Stock, Series 4 (the “Class B Series 4 Preferred Stock”)

Shares Offered:	18,000,000 shares

Over-allotment Option:	2,700,000 shares

Trade Date:	January 13, 2015

Settlement Date:	January 21, 2015 (T+5)

Dividend Rate:

Dividends on the Class B Series 4 Preferred Stock will be cumulative from, and including, January 21, 2015 and, if, when and as declared by the Issuer’s Board of Directors at its election, will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015, at the rate of 7.500% of the liquidation preference of $25.00 per share per annum (equivalent to $1.875 per share per annum).

Dividend Payment Dates:

Dividends on the Class B Series 4 Preferred Stock shall accumulate from, and including, January 21, 2015 and, if, when and as declared by the Issuer’s Board of Directors at its election, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31, commencing March 31, 2015.

Stated Maturity:	Perpetual (unless redeemed or repurchased by the Issuer for cash as contemplated below)

Redemption at the Option of the Issuer:

The Class B Series 4 Preferred Stock will not be redeemable by the Issuer prior to January 21, 2025. On and after January 21, 2025, the Issuer, at its option, may redeem the Class B Series 4 Preferred Stock for cash, in whole or in part, at a per share redemption price equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption, payable in cash, to the extent the Issuer has funds legally available therefor.

Repurchase at the Option of the Holders:	If at any time there has been a change in control (as defined in the Preliminary Prospectus Supplement), each holder of shares of the Class B Series 4 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require the Issuer to redeem all or any portion of the shares of Class B Series 4 Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control (or, if that date is not a Business Day (as defined in the Preliminary Prospectus Supplement), the next succeeding Business Day) the Issuer will redeem all shares holders have elected to require the Issuer to redeem in a written notice delivered to the Issuer on or prior to the 90th day after the change in control. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid thereon, whether or not declared, to, and including, the date of redemption.

Transfer Agent, Registrar and Dividend Paying Agent:	Wells Fargo Bank, N.A.

Public Offering Price:	$25.00 per share

CUSIP / ISIN:	12542R 803 / US12542R8034

Listing:	NASDAQ Stock Market / CHSCL

Underwriters:	Joint Book-Running Managers
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Lead Managers
D.A. Davidson & Co.
J.P. Morgan Securities LLC

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of the Class B Series 4 Preferred Stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the Preliminary Prospectus Supplement, for more complete information about the Issuer and the offering of the Class B Series 4 Preferred Stock.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering of the Class B Series 4 Preferred Stock will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus and, when available, the final prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.